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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's announcement with respect to its potential acquisition of certain overseas assets from one of its affiliates.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents of this announcement.


                              ("PETROCHINA LOGO")
                             ("CHINESE CHARACTERS")
                           PETROCHINA COMPANY LIMITED*

                     (a joint stock company incorporated in
             the People's Republic of China with limited liability)

                               (STOCK CODE: 0857)

                                  ANNOUNCEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "BOARD") of PetroChina Company Limited (the "COMPANY") has noted recent press comments and confirms that Zhong You Kan Tan Kai Fa Company Limited ("NEWCO"), a 50:50 joint venture between the Company and China National Oil and Gas Exploration and Development Corporation ("CNODC", a subsidiary of the Company's parent company, China National Petroleum Corporation) and a subsidiary of the Company, is currently actively considering exercising the priority right granted to it by CNODC to acquire certain non-PRC assets held by CNODC or its subsidiaries, in respect of CNODC's interest in PetroKazakhstan Inc. which was recently acquired by it. The Company's acquisition of its interest in Newco was announced on 10 June 2005 and fuller details of this acquisition (including details of Newco's priority right) were included in the circular to the Company's shareholders dated 30 June 2005 in connection with the acquisition.

The Company has approached CNODC to discuss the possible acquisition of its interests in PetroKazakhstan Inc. However, no formal decision has been reached by the Board and any such acquisition is subject to, amongst other things, decisions relating to the structure, size, timing and terms of the acquisition, conclusion of negotiations with CNODC, satisfactory completion of due diligence, the signing of definitive agreements and the requirements under relevant laws and regulations. If the acquisition proceeds, the Company will comply with all applicable Listing Rule requirements.

In the meantime, investors should exercise caution in dealing in securities of the Company.



                                                  By Order of the Board
                                                PETROCHINA COMPANY LIMITED
                                                        Li Huaiqi
                                                  Secretary to the Board

Beijing, PRC, 15 December 2005

As at the date of this announcement, our Chairman is Mr Chen Geng; our Vice Chairman is Mr Jiang Jiemin; our Executive Directors are Messrs Su Shulin and Duan Wende; our Non-executive Directors are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and our Independent Non-executive Directors are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe.

* For identification purpose only.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: December 16, 2005                             By:    /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary